Dominion Energy Midstream Partners, LP

120 Tredegar Street

Richmond, Virginia 23219

January 28, 2019

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Dominion Energy Midstream Partners, LP

Registration Statement on Form S-3 (File No. 333-223272)

Ladies and Gentlemen:

This letter constitutes an application by Dominion Energy Midstream Partners, LP, a Delaware limited partnership (the “Company”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), for an order permitting the Company to withdraw its Registration Statement on Form S-3 (File No. 333-223272), including all exhibits and amendments thereto, that was initially filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2018 (the “Registration Statement”). The Registration Statement became effective upon Commission order on March 16, 2018. No securities have been sold or exchanged or will be sold or exchanged pursuant to the Registration Statement.

On January 28, 2019, pursuant to an Agreement and Plan of Merger, dated as of November 26, 2018, by and among the Company, Dominion Energy, Inc. (“Dominion Energy”), Tredegar Street Merger Sub, LLC, an indirect, wholly owned subsidiary of Dominion Energy (“Merger Sub”) and Dominion Energy Midstream GP, LLC, the general partner of the Company, Merger Sub merged with and into the Company with the Company surviving as an indirect, wholly owned subsidiary of Dominion Energy (the “Merger”). As a result of the Merger, the Company’s plans for financing its operating and capital needs have changed. The Company has no current plans to access the public capital markets for such purposes and therefore does not need to keep the registration statement in effect. Should the Company’s plans change in the future, the Company understands that it would need to file a new registration statement with the Commission.

If you have any questions regarding this application, please contact Meredith Sanderlin Thrower at meredith.s.thrower@dominionenergy.com, with a copy to Jane Whitt Sellers of McGuireWoods LLP, who is also serving as counsel to the Company in connection with this matter, at jsellers@mcguirewoods.com. In addition, please contact Meredith Sanderlin Thrower at (804) 819-2139 or Jane Whitt Sellers at (804) 775-1054 to confirm that the Commission staff has no objection to this withdrawal request.

[Signature Page Follows]

Sincerely,

Dominion Energy Midstream Partners, LP

By:	Dominion Energy Midstream GP, LLC, its general partner

By:	/s/ James R. Chapman
Name:	James R. Chapman
Title:	Executive Vice President, Chief Financial Officer and Treasurer